Exhibit 99.1

MOGU Announces Unaudited Financial Results for the Six Months Ended September 30, 2022

HANGZHOU, China, March 3, 2023 /BUSINESS WIRE/ — MOGU Inc. (NYSE: MOGU) (“MOGU” or the “Company”), a KOL-driven online fashion and lifestyle destination in China, today announced its unaudited financial results for the six months ended September 30, 2022.

Mr. Chen Qi, Chairman and Chief Executive Officer of MOGU, commented, “In 2022, the Live eCommerce industry faced many challenges, including ongoing macro environment uncertainty, the impact of the COVID-19 resurgence in China on consumption demand and an intensifying competition amongst the major live platforms. In particular, COVID-19 travel restrictions affected the fulfillment of orders nationwide resulting in both sales volume and revenue coming in below expectations. The Gross Merchandise Value (“GMV2”) and revenue of MOGU decreased by 48.1% and 32.2% to RMB2,828 million (US$397.6 million1) and RMB114.8 million (US$16.1 million) period-over-period, respectively. Despite these challenges, we proactively explored new opportunities.

“During the first half of fiscal year of 2023, our total revenues decreased by 32.2% to RMB114.8 million. We continued to take a holistic approach to improve our operating efficiency and optimize costs throughout the Company to reduce loss from operations. The adjusted EBITDA and loss from operations were negative RMB17.1 million and RMB48.1 million, compared with negative RMB72.7 million and RMB430.1 million, respectively, for the same period of fiscal year 2022. We are continuing to explore new business opportunities to diversify our revenue structure.” added Ms. Qi Feng, Financial Controller.

Highlights for the Six Months ended September 30, 2022

•	Total revenues for the six months ended September 30, 2022 decreased by 32.2% to RMB114.8 million (US$16.1 million) from RMB169.5 million during the same period of the fiscal year 2022.

•

Live Video Broadcast (LVB) associated GMV for the six months ended September 30, 2022 decreased by 45.6% period-over-period to RMB2,703 million (US$379.9 million1). LVB associated GMV for the six months ended September 30, 2022 accounted for 95.6% of our total GMV.

•	Gross Merchandise Value (GMV2) for the six months ended September 30, 2022 was RMB2,828 million (US$397.6 million), a decrease of 48.1% period-over-period.

[1]

The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of September 30, 2022, which was RMB7.1135 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

[2]

GMV refers to the total value of orders placed on the MOGU platform regardless of whether the products are sold, delivered or returned, calculated based on the listed prices of the ordered products without taking into consideration any discounts on the listed prices. Buyers on the MOGU platform are not charged for separate shipping fees over the listed price of a product. If merchants include certain shipping fees in the listed price of a product, such shipping fees will be included in GMV. As a prudent matter aiming at eliminating any influence on MOGU’s GMV of irregular transactions, the Company excludes from its calculation of GMV transactions over a certain amount (RMB100,000) and transactions by users over a certain amount (RMB1,000,000) per day.

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Financial Results for the Six Months ended September 30, 2022

Total revenues for the six months ended September 30, 2022 decreased by 32.2% to RMB114.8 million (US$16.1 million) from RMB169.5 million during the same period of the fiscal year 2022.

•

Commission revenues for the six months ended September 30, 2022 decreased by 38.6% to RMB71.7 million (US$10.1 million) from RMB116.8 million in the same period of the fiscal year 2022, primarily attributable to the lower GMV due to the heightened competitive environment and the COVID-19 pandemic resurgence.

•

Marketing services revenues for the six months ended September 30, 2022 decreased by 77.1% to RMB3.0 million (US$0.4 million) from RMB13.0 million in the same period of the fiscal year 2022, primarily due to the challenging competitive environment.

•

Financing solutions revenues for the six months ended September 30, 2022 decreased by 67.7% to RMB6.9 million (US$1.0 million) from RMB21.5 million in the same period of the fiscal year 2022. The decrease was primarily due to the decrease in the service fee of loans to users in line with the lower GMV.

•

Technology service revenues for the six months ended September 30, 2022 increased by 170.8% to RMB28.1 million(US$3.9 million) from RMB10.4 million in the same period of fiscal year 2022, primarily attributable to the combination of Hangzhou Ruisha Technology Co. Ltd. (“Ruisha”) in July 2021, which is committed to providing brands merchants with one-stop and customized services for full-domain operations, including a wide variety of operational services, data platforms and other software services, as well as value-added services such as traffic placement.

•	Other revenues for the six months ended September 30, 2022 decreased by 34.0% to RMB5.2 million (US$0.7 million) from RMB7.8 million in the same period of the fiscal year 2022.

Cost of revenues for the six months ended September 30, 2022 decreased by 29.9% to RMB59.6 million (US$8.4 million) from RMB85.1 million in the same period of the fiscal year 2022, which was primarily due to a decrease in payroll, IT-related expenses and payment handling and outsourcing costs, correlating with overall reduction in revenue.

Sales and marketing expenses for the six months ended September 30, 2022 decreased by 64.8% to RMB32.6 million (US$4.6 million) from RMB92.8 million in the same period of the fiscal year 2022, primarily due to optimized spending on branding and user acquisition activities, in line with reduction in revenue.

Research and development expenses for the six months ended September 30, 2022 decreased by 53.7% to RMB20.9 million (US$2.9 million) from RMB45.2 million in the same period of the fiscal year 2022, primarily due to a decrease in payroll costs.

General and administrative expenses for the six months ended September 30, 2022 decreased by 22.2% to RMB32.7 million (US$4.6 million) from RMB42.1 million in the same period of the fiscal year 2022, primarily due to a decrease in professional service fees and payroll costs.

Amortization of intangible assets for the six months ended September 30, 2022 decreased by 87.5% to RMB20.0 million (US$2.8 million) from RMB160.2 million in the same period of the fiscal year 2022, primarily because the majority of the intangible assets recorded as a result of the business cooperation agreement MOGU entered into with Tencent in July 2018 have been fully amortized as of March 31, 2022.

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Loss from operations for the six months ended September 30, 2022 was RMB48.1 million (US$6.8 million), compared to a loss from operations of RMB430.1 million in the same period of the fiscal year 2022, primarily attributable to the goodwill impairment of RMB186.5 million and more amortization of intangible assets incurred in the first half of the fiscal year 2022.

Net loss attributable to MOGU Inc. for the six months ended September 30, 2022 was RMB57.4 million (US$8.1 million), compared to a net loss attributable to MOGU Inc. of RMB411.9 million in the same period of the fiscal year 2022.

Adjusted EBITDA3 for the six months ended September 30, 2022 was negative RMB17.1 million (US$2.4 million), compared to negative RMB72.7 million in the same period of the fiscal year 2022.

Adjusted net loss4 for the six months ended September 30, 2022 was RMB11.8 million (US$1.7 million), compared to an adjusted net loss of RMB69.9 million in the same period of the fiscal year 2022.

Basic and diluted loss per ADS for the six months ended September 30, 2022 were RMB6.79 (US$0.95) and RMB6.79 (US$0.95), respectively, compared with RMB49.07 and RMB49.07, respectively, in the same period of the fiscal year 2022. Each ADS represents 300 Class A ordinary shares.

Cash and cash equivalents, Restricted cash and Short-term investments were RMB604.8 million (US$85.0 million) as of September 30, 2022, compared with RMB636.3 million as of March 31, 2022.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as Adjusted EBITDA and Adjusted net loss as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company defines Adjusted EBITDA as net loss before interest income, interest expense, (gain)/loss from investments, net, income tax benefits, share of results of equity investees, goodwill impairment, share-based compensation expenses, amortization of intangible assets, and depreciation of property and equipment. The Company defines Adjusted net loss as net loss excluding (gain)/loss from investments, net, goodwill impairment, share-based compensation expenses, amortization of intangible assets, and adjustments for tax effects. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

The Company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding certain expenses, gain/loss and other items that are not expected to result in future cash payments or that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook. The Company also believes that the non-GAAP financial measures could provide further information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects.

[3]

Adjusted EBITDA represents net loss before (i) interest income, interest expense, (gain)/Loss from investments, net, income tax benefits and share of results of equity investee, goodwill impairment and (ii) certain non-cash expenses, consisting of share-based compensation expenses, amortization of intangible assets, and depreciation of property and equipment. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

[4]

Adjusted net loss represents net loss excluding (i) (gain)/Loss from investments, net, (ii) share-based compensation expenses, (iii) goodwill impairment, (iv)amortization of intangible assets, (v) adjustments for tax effects. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

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The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. The Company’s non-GAAP financial measures do not reflect all items of income and expense that affect the Company’s operations and do not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the Company’s financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as MOGU’s strategic and operational plans, contain forward-looking statements. MOGU may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about MOGU’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: MOGU’s growth strategies; the risk that COVID-19 or other health risks in China or globally could adversely affect its operations or financial results; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to MOGU’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in MOGU’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and MOGU undertakes no obligation to update any forward-looking statement, except as required under applicable law.

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About MOGU Inc.

MOGU Inc. (NYSE: MOGU) is a KOL-driven online fashion and lifestyle destination in China. MOGU provides people with a more accessible and enjoyable shopping experience for everyday fashion, particularly as they increasingly live their lives online. By connecting merchants, KOLs and users together, MOGU’s platform serves as a valuable marketing channel for merchants, a powerful incubator for KOLs, and a vibrant and dynamic community for people to discover and share the latest fashion trends with others, where users can enjoy a truly comprehensive online shopping experience.

For investor and media inquiries, please contact:

MOGU Inc.

Ms. Qi Feng

Phone: +86-571-8530-8201

E-mail: ir@mogu.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: eric.yuan@christensencomms.com

In the United States

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

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MOGU INC.

Unaudited Interim Condensed Consolidated Balance Sheets

(All amounts in thousands, except for share and per share data)

	As of March 31,	As of September 30,
	2022	2022
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	438,608	392,970	55,243
Restricted cash	809	809	114
Short-term investments	196,853	211,049	29,669
Inventories, net	79	84	12
Loan receivables, net	26,788	9,739	1,369
Prepayments and other current assets	55,135	54,073	7,600
Amounts due from related parties	640	779	110

Total current assets	718,912	669,503	94,117

Non-current assets:
Property, equipment and software, net	7,702	5,881	827
Intangible assets, net	89,822	74,414	10,461
Right-of-use assets*	—	12,394	1,742
Goodwill	63,460	63,460	8,921
Investments	72,120	61,392	8,630
Other non-current assets	214,964	236,363	33,227

Total non-current assets	448,068	453,904	63,808

Total assets	1,166,980	1,123,407	157,925

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	10,064	11,635	1,636
Accounts payable	17,950	15,564	2,188
Salaries and welfare payable	12,311	9,455	1,329
Advances from customers	901	326	46
Taxes payable	3,265	2,171	305
Amounts due to related parties	4,694	2,990	420
Current portion of lease liabilities*	—	6,675	938
Accruals and other current liabilities	272,638	262,085	36,845

Total current liabilities	321,823	310,901	43,707

Non-current liabilities:
Non-current lease liabilities*	—	3,175	446
Deferred tax liabilities	12,112	10,877	1,529
Other non-current liabilities	890	332	47

Total non-current liabilities	13,002	14,384	2,022

Total liabilities	334,825	325,285	45,729

SHAREHOLDERS’ EQUITY
Ordinary shares	181	181	25
Treasury stock	(136,113)	(137,446)	(19,322)
Statutory reserves	3,331	3,331	468
Additional paid-in capital	9,471,101	9,479,937	1,332,668
Accumulated other comprehensive income	69,016	86,325	12,135
Accumulated deficit	(8,617,780)	(8,675,218)	(1,219,543)

Total MOGU Inc. shareholders’ equity	789,736	757,110	106,431

Non-controlling interests	42,419	41,012	5,765

Total shareholders’ equity	832,155	798,122	112,196

Total liabilities and shareholders’ equity	1,166,980	1,123,407	157,925

*

On April 1, 2022, the Company adopted ASC 842, Leases and used the additional transition method to initially apply this new lease standard at the adoption date. Right-of-use assets and lease liabilities were recognized on the Company’s consolidated financial statements.

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MOGU INC.

Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Loss

(All amounts in thousands, except for share and per share data)

	For the six months ended
	September 30,
	2021	2022
	RMB	RMB	US$
Net revenues
Commission revenues	116,807	71,700	10,079
Marketing services revenues	13,006	2,982	419
Financing solutions revenues	21,485	6,930	974
Technology service revenues	10,368	28,077	3,947
Other revenues	7,808	5,157	725

Total revenues	169,474	114,846	16,144

Cost of revenues (exclusive of amortization of intangible assets shown separately below)	(85,133)	(59,641)	(8,384)
Sales and marketing expenses	(92,772)	(32,646)	(4,589)
Research and development expenses	(45,227)	(20,922)	(2,941)
General and administrative expenses	(42,095)	(32,741)	(4,603)
Amortization of intangible assets	(160,190)	(20,022)	(2,815)
Goodwill impairment	(186,504)	—	—
Other income, net	12,310	3,066	431

Loss from operations	(430,137)	(48,060)	(6,757)
Interest income	7,001	9,013	1,267
Interest expense	—	(328)	(46)
Gain/(loss) from investments, net	7,822	(19,431)	(2,732)

Loss before income tax and share of results of equity investees	(415,314)	(58,806)	(8,268)
Income tax benefits	1,715	1,086	153
Share of results of equity investee	(418)	(1,125)	(158)

Net loss	(414,017)	(58,845)	(8,273)
Net loss attributable to non-controlling interests	(2,091)	(1,407)	(198)

Net loss attributable to MOGU Inc.	(411,926)	(57,438)	(8,075)

Net loss	(414,017)	(58,845)	(8,273)
Other comprehensive income/(loss):
Foreign currency translation adjustments, net of nil tax	(10,656)	18,495	2,600
Unrealized securities holding losses, net of tax	(10,213)	(1,186)	(167)

Total comprehensive loss	(434,886)	(41,536)	(5,840)
Total comprehensive loss attributable to non-controlling interests	(2,091)	(1,407)	(198)

Total comprehensive loss attributable to MOGU Inc.	(432,795)	(40,129)	(5,642)

Net loss per share attributable to ordinary shareholders
Basic	(0.16)	(0.02)	(0.00)
Diluted	(0.16)	(0.02)	(0.00)

Net loss per ADS
Basic	(49.07)	(6.79)	(0.95)
Diluted	(49.07)	(6.79)	(0.95)

Weighted average number of shares used in computing net loss per share
Basic	2,518,428,173	2,537,852,017	2,537,852,017
Diluted	2,518,428,173	2,537,852,017	2,537,852,017

Share-based compensation expenses included in:
Cost of revenues	1,241	808	114
General and administrative expenses	3,668	5,069	713
Sales and marketing expenses	2,762	2,448	344
Research and development expenses	244	511	71

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MOGU INC.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(All amounts in thousands, except for share and per share data)

	For the six months ended
	September 30,
	2021	2022
	RMB	RMB	US$
Net cash used in operating activities	(73,528)	(16,020)	(2,252)
Net cash provided by/(used in) investing activities	49,458	(28,155)	(3,957)
Net cash used in financing activities	(8,365)	(2,972)	(418)
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(2,594)	1,509	212
Net decrease in cash and cash equivalents and restricted cash	(35,029)	(45,638)	(6,415)
Cash and cash equivalents and restricted cash at beginning of period	542,884	439,417	61,772
Cash and cash equivalents and restricted cash at end of period	507,855	393,779	55,357

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MOGU INC.

Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share data)

		For the six months ended
		September 30,
		2021	2022
		RMB	RMB	US$
	Net loss	(414,017)	(58,845)	(8,273)

Add:	Interest expense	—	328	46
Less:	Income tax benefits	(1,715)	(1,086)	(153)
Less:	Interest income	(7,001)	(9,013)	(1,267)
Add:	Amortization of intangible assets	160,190	20,022	2,815
Add:	Depreciation of property and equipment	2,797	2,067	291

	EBITDA	(259,746)	(46,527)	(6,541)

Add:	Goodwill impairment	186,504	—	—
Add:	Share-based compensation expenses	7,915	8,836	1,242
Add:	Share of result of equity investees	418	1,125	158
Less:	(Gain)/loss from investments, net	(7,822)	19,431	2,732

	Adjusted EBITDA	(72,731)	(17,135)	(2,409)

	Net loss	(414,017)	(58,845)	(8,273)

Less:	(Gain)/loss from investments, net	(7,822)	19,431	2,732
Add:	Share-based compensation expenses	7,915	8,836	1,242
Add:	Goodwill impairment	186,504	—	—
Add:	Amortization of intangible assets	160,190	20,022	2,815
Less:	Adjusted for tax effects	(2,672)	(1,235)	(174)

	Adjusted net loss	(69,902)	(11,791)	(1,658)

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